UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated June 21, 2010.

Exhibit 99.1

REFINANCING OF GOLAR FREEZE

Golar LNG Limited (the "Company") is pleased to announce the completion of the refinancing of Golar Freeze with a syndicate of banks for an amount of USD125 million. DnB Nor Bank, CitiGroup and DVB Bank acted as Lead Arrangers with Eksportfinans ASA also as a lender with guarantee from GEIK. DnB Nor Bank acted as Facility Agent.

In connection with this refinancing, the Company has also exercised its option to reacquire the Golar Freeze from Golar LNG Energy Limited.

Golar Freeze completed its conversion at Keppel Shipyard in April 2010 and was delivered to Dubai Supply Authority under a 10 year time charter in May 2010. The final part of the project prior to the commencement of operations is the commissioning and testing of the vessel and this is expected to take place later this year.

June 21, 2010

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Questions should be directed to:

Golar Management Ltd - +44 207 063 7900:

Graham Robjohns

Brian Tienzo

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: June 21, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer